HUAHUI EDUCATION GROUP CORP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2018

HUAHUI EDUCATION GROUP CORP

TABLE OF CONTENTS

Pages
Pro Forma Combined Balance Sheet	F-1
Pro Forma Combined Income Statement	F-2
Notes to Pro Forma Combined Financial Statements	F-3 – F-6

HUAHUI EDUCATION GROUP CORP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2018

	HHEG	HGS	Pro Forma Adjustments		Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$-	$189,210	$			$189,210
Other receivables	-	39,553		(36,130)	(b)	3,423
Prepaid expenses and other current assets	-	14,677				14,677
Total current assets	-	243,440				207,310

Non-current assets:
Leasehold improvements, furniture and equipment, net	-	24,192				24,192
Deferred tax assets, net	-	129,812				129,812
Total non-current assets	-	154,004				154,004
Total assets	$-	$397,444	$			$361,314

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	$-	$147,269		$		$147,269
Other payables and accruals	38,426	17,600		(36,130)	(b)	19,896
Amount due to related parties	32,440	340,145				372,585
Total current liabilities	70,866	505,014				539,750
Total liabilities	$70,866	$505,014	$			$539,750

EQUITY
Share capital	$2,735	$100,000		$(72,462)	(a)	$30,273
Additional paid in capital	37,734	455		(38,873)	(a)	(684)
Foreign currency translation reserve	-	2,889				2,889
Accumulated deficit	(111,335)	(210,914)		111,335	(a)	(210,914)
Total deficit	(70,866)	(107,570)				(178,436)
Total liabilities and equity	$-	$397,444	$			$361,314

See accompanying notes to unaudited pro forma combined financial statements.

F-1

HUAHUI EDUCATION GROUP CORP

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	HHEG	HGSL	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$-	$212,780	$		$212,780
Cost of revenue	-	(56,216)			(56,216)
Gross profit	-	156,564			156,564

Selling and marketing	-	(8,947)			(8,947)
General and administrative	(68,366)	(402,421)			(470,787)
Operating loss	(68,366)	(254,804)			(323,170)

Other expenses, net	-	(40)			(40)
Loss before income taxes	(68,366)	(254,844)			(323,210)

Income (taxes) benefits	-	43,930			43,930
Net loss for the year	(68,366)	(210,914)			(279,280)

Foreign currency translation differences	-	(2,889)			(2,889)
Total comprehensive loss for the year	(68,366)	(213,803)			(282,169)

Loss per share:
Basic and diluted loss per share	(0.00)				(0.00)

Basic and diluted weighted average shares outstanding	2,734,900				302,734,900

See accompanying notes to unaudited pro forma combined financial statements.

F-2

HUAHUI EDUCATION GROUP CORP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

HUAHUI EDUCATION GROUP CORPORATION, formerly Duonas Corp. (“the Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, table tops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

The Company filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2016, which was declared effective on October 12, 2016. In November 2017, a change of control occurred as reported in the Form 8-K filed with the SEC on November 2, 2017. Control was obtained by the sale of 2,000,000 shares of the Company common stock from Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Company from all debts owed. Subsequent to the change in control, new management determined to abandon the Company’s previous business plan and determined to seek a possible business combination. The current business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

Through October 22, 2017, the Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, table tops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. The Company has accounted for all of its assets, liabilities and results of operations up to October 22, 2017 as discontinued operations. The Company’s office is located at Block 2, Duo Li Hi Tech Industrial Park, No.9, Jinlong 1st Road, Baolong Residential District, Longgang District, Shenzhen. The Company’s phone number is +86 177 2256 7599.

On February 22, 2019, the Company completed the process of redomiciling the Company from Nevada to the Cayman Islands. The Board of Directors has established a wholly-owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman”), and merged the Company into HHEG Cayman. HHEG Cayman is the surviving company. There was no change in the number of outstanding shares of the Company’s Common Stock and that each share of HHEG Nevada Common Stock was converted into one ordinary share of HHEG Cayman.

On July 3, 2019 (the “Closing Date”), HUAHUI EDUCATION GROUP LIMITED (the “Company”), an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly-owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of The Company’s outstanding shares.and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company as of immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly owned subsidiary of the Company and ZDSE, HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company. A copy of the Share Exchange Agreement is attached as Exhibit 2.1 to this Form 6-K.

For accounting purposes, the Share Exchange was treated as a reverse acquisition with HGSL as the acquirer and the Company as the acquired party. When we refer in this report to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of HGSL unless the context suggests otherwise.

F-3

On July 2, 2019, the Company’s board of directors unanimously approved to modify the Company’s accounting fiscal year end from June 30 to December 31.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These pro forma combined financial statements, accompanying notes, and related disclosures have been prepared on an as-if basis assuming that the reverse takeover transaction between the Company and HGSL has been in effect since the beginning of the period present in the results of operations by combining the historical financial statements of the entities and eliminating any intercompany balances. Goodwill would not be recognized in this transaction, and the carrying values of the Company and HGSL are their respective historical values. Actual results combined results may have differed from those presented herein.

These financial statements have been prepared using the accrual basis of accounting in accordance with the generally accepted accounting principles (“GAAP”) in the United States. The Company’s fiscal year end is December 31 and the financial statements are presented in US dollars

Basis of Pro Forma combined financial statements

These pro forma combined financial statements include the accounts of the Company and the entities listed below. All intercompany accounts and transactions have been eliminated.

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

F-4

Foreign currency translation and re-measurement

The Company translates its foreign operations to the U.S. dollar in accordance with ASC 830, “Foreign Currency Matters”.

The reporting currency for the Company and its subsidiaries is the US dollar. The Company, HGSL, HGGL, HGHK’s functional currency is the U.S. dollar; HEMC, HSEC and ZDSE use the Chinese Renminbi (“RMB”) as their functional currency.

All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

The exchange rates utilized as follows:

	2018	2017
Year-end RMB exchange rate	6.88	6.51
Average annual RMB exchange rate	6.60	6.76

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

3.	PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on management preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents (1) 300,000,000 newly-issued shares of Common Stock of the Registrant, and (2) removing the Registrant’s accumulated deficit and adjusting equity for recapitalization.

(b)	Represents elimination of inter-company balance.

4.	EARNINGS PER SHARE

The following table illustrates the calculation of pro forma loss per share:

Year ended December 31, 2018

Pro forma net loss	$(279,280)

Weighted-average shares outstanding:
Pro forma shares	302,734,900

Loss per share
Basic and diluted	$(0.00)

F-5

5.	GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net loss of $279,280 during the year ended December 31, 2018. As of December 31, 2018, the Company had net current liability of $332,440 and a deficit on equity of $178,436.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6